March 25, 2025

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
1/F, Pier 2, Central
Hong Kong, 999077

       Re: NewGenIvf Group Ltd
           Registration Statement on Form F-1
           Filed March 7, 2025
           File No. 333-285629
Dear Wing Fung Alfred Siu:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Compensation, page 58

1. Please revise your registration statement to include executive compensation disclosure for the fiscal year ended December 31, 2024, your last completed fiscal year. Refer to
       Item 6.B. of Form 20-F.
White Lion Transaction, page 92

2. We note your disclosure that "[t]he price to be paid by White Lion for any shares that the Company requires White Lion to purchase will depend on the type of purchase notice that the Company delivers, as specified in the White Lion
Purchase
       Agreement." Please disclose the full discounted price, or formula for determining it, at which the investor will receive the shares. See Securities Act Sections Compliance and Disclosure Interpretations Question 139.13, available on our public website.
 March 25, 2025
Page 2


General

3. We note your disclosure on pages 8 and II-5 that, On January 21, 2025, the Company entered into a Purchase Agreement with Genetics & IVF Insitute, Inc. to purchase the
       Membership Interest of MicroSort Lab Services, LLC, and that the the MicroSort acquisition closed on February 28, 2025. Please provide us with your significance assessment for the business acquired and your analysis of whether
       you are required to file financial statements and pro forma financial information required by Rule 8-04 and Article 11 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-
2545 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Steve Lin